

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying OneAmerica Securities, Inc. Exemption Report, in which (1) OneAmerica Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which OneAmerica Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (2)(ii) (the "exemption provisions") and (2) OneAmerica Securities, Inc. stated that OneAmerica Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 except as described in its exemption report. OneAmerica Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OneAmerica Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
February 26, 2021